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SEC 1344          PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(03-05) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                    UNITED STATES                            OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION          --------------------------
                WASHINGTON, D.C. 20549                OMB Number:      3235-0058
                                                      Expires:  March 31, 2006
                     FORM 12b-25                      Estimated average burden
                                                      hours per response....2.50
             NOTIFICATION OF LATE FILING              --------------------------
                                                      SEC FILE NUMBER  001-12951
                                                      --------------------------
                                                      CUSIP NUMBER     118440106
                                                      --------------------------

(Check One): /X/ Form 10-K / / Form 20-F / / Form 11-K / / Form 10-Q / / Form 10-D / / Form N-SAR / / Form N-CSR

For Period Ended:   JANUARY 29, 2005
                 ------------------------
/  /  Transition Report on Form 10-K
/  /  Transition Report on Form 20-F
/  /  Transition Report on Form 11-K
/  /  Transition Report on Form 10-Q
/  /  Transition Report on Form N-SAR
For the Transition Period Ended:
                                --------------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

THE BUCKLE, INC.
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Full Name of Registrant


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Former Name if Applicable

2407 WEST 24TH STREET
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Address of Principal Executive Office (Street and Number)

KEARNEY, NEBRASKA 68845-4915
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                        (Attach extra Sheets if Needed)

The Company is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the fiscal year ended January 29, 2005, on a timely basis. The Form 10-K, which was due to be filed with the Securities and Exchange Commission on April 14, 2005, will be filed by April 29, 2005.

As discussed in its press release dated March 3, 2005, as a result of the February 7, 2005 letter from the Office of the Chief Accountant to the Center for Public Company Audit Firms, expressing their views regarding generally accepted accounting principles applicable to leases, the Company reviewed its lease accounting practices. Following its review of the guidance set forth in this letter, the Company determined that its method of accounting for construction allowances and rent holidays was not consistent with generally accepted accounting principles and is also correcting its financial statements for other adjustments to straight-line rent expense. As a result, the Company is in the process of restating its Form 10-K for the fiscal year ended January 31, 2004 and its Forms 10-Q for each of the first three quarters of fiscal 2004.

Given the short period of time between the date of the above referenced letter and the prescribed due date for the Company's current year Form 10-K, the Company has not completed its Forms 10-Q/A for the first three quarters of fiscal 2004 or its Form 10-K/A for the fiscal year ended January 31, 2004 and intends to file these reports prior to filing its Form 10-K for the fiscal year ended January 29, 2005. The Company believes this process is nearly completed and fully expects that the Form 10-K for the fiscal year ended January 29, 2005 will be filed by April 29, 2005 without unreasonable effort and expense to the Company.

PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

          KAREN B. RHOADS                308                 236-8491
-----------------------------------  -----------  ------------------------------
               (Name)                (Area Code)       (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                                         Yes /X/  No / /

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            Yes / /  No /X/

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                THE BUCKLE, INC.
       ------------------------------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   April 14, 2005                   By /s/ KAREN B. RHOADS
    ---------------------------------      -----------------------------------
                                           Name: Karen B. Rhoads
                                           Title: Vice President of Finance,
                                           Treasurer and Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).